

16014992

ATES
NGE COMMISSION
.C. 20549

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: XR Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Boulevard, Suite 1000
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Haraburda 312-244-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Haraburda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XR Securities LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


OFFICIAL SEAL
FRANK J VIVIRITO
Notary Public - State of Illinois
My Commission Expires Jul 28, 2019

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
XR Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of XR Securities, LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 25, 2016

XR Securities LLC

Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 3,961,966
Securities owned, at fair value, pledged	68,830,488
Derivative financial instruments, at fair value	16,524,028
Receivables from clearing broker	243,216,728
Other assets	20,000
Total assets	$ 332,553,210
Liabilities and Member's Equity	
Liabilities	
Securities sold, not yet purchased	$ 308,832,767
Derivative financial instruments, at fair value	274,978
Payable to affiliate	10,999,078
Accrued expenses	1,631,613
Total liabilities	321,738,436
Member's equity	10,814,774
Total liabilities and member's equity	$ 332,553,210

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

XR Securities LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and Chicago Board Options Exchange. The Company engages in the business of conducting market-making and proprietary trading activities and commenced trading on March 6, 2008. The Company is a limited liability company registered in the State of Delaware. The Company is wholly owned by XR Group LLC (the "Member").

The Company has agreements with Goldman Sachs Execution and Clearing, L.P. ("GSEC") and ABN AMRO Clearing ("ABN") to process and clear all of the Company's securities and derivatives transactions. Substantially all of the Company's investments and capital are held by GSEC to facilitate the Company's trading activities.

The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2050.

Although the Company is not exempt from SEC Rule 15c3-3, it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

Note 2. Summary of Significant Accounting Policies

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board ("FASB"). The FASB sets generally accepted accounting principles ("GAAP") that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing broker: Receivables from clearing broker include net receivables and payables for unsettled trades, unrealized gains and losses on open futures contracts, and cash and margin balances held at the clearing broker. The Company's clearing broker charges the Company interest based upon the federal funds rate computed on a daily basis for any margin borrowings. Additionally, the Company earns interest from its clearing broker based upon the federal funds rate computed on a daily basis on credit balances.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty.

Securities and derivative financial instruments: Securities and derivative transactions are recorded on a trade-date basis. Derivative financial instruments and securities owned and securities sold, not yet purchased, are stated at fair value.

Interest and dividends: Interest income and expense are recognized on an accrual basis. Dividend income and expense are recognized on the ex-dividend date.

Note 2. Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. The Company does not file a federal tax return, but its taxable income is reported as part of the Member's federal tax return. The Member is a limited liability company whose income or loss is includable in the tax returns of its owners.

The FASB provides guidance for how uncertain income tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions through the year ended December 31, 2015, that impact the Company's financial statements.

The Member is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2012.

Cash and cash equivalents: The Company has defined cash equivalents as short-term, highly liquid overnight money market investments with original maturities of less than three months as well as money market mutual funds.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 by one year. ASU 2015-14 applies to annual reporting periods for nonpublic entities beginning after December 15, 2018, including interim reporting periods within that reporting period. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company has not yet determined the potential effects of the adoption of ASU 2014-09 and ASU 2015-14 on its financial statements.

Note 3. Receivables from Clearing Broker

At December 31, 2015, receivables from clearing broker consist of the following:

Receivable from clearing broker	$	210,174,506
Unsettled trades (net)		28,531,296
Exchange traded futures - open trade equity		514,568
Dividends receivable (net)		3,996,358
	$	243,216,728

The Company is required to maintain a minimum net liquidating value of $1,000,000 at GSEC and $2,000,000 at ABN. Securities owned are generally pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others, subject to certain limitations.

Note 4. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the financial instrument. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Equities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. Certain equity-index derivatives are valued using the best bid/offer midpoint as quoted from the exchange at the time of the close of trading in its underlying instrument and are categorized in Level 1 of the fair value hierarchy.

Note 4. Fair Value of Financial Instruments (Continued)

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2015, all of which are considered Level 1:

	Level 1
Assets	
Cash and cash equivalents:	
Money market mutual fund	$ 3,881,915
Receivables from clearing broker:	
Open futures contracts	514,568
Securities owned:	
Equity options	68,830,488
Derivative financial instruments:	
Options on futures contracts	16,524,028
Total	$ 89,750,999
Liabilities	
Securities sold, not yet purchased:	
Equity options	$ 107,885,652
Equities	200,947,116
	308,832,768
Derivative financial instruments:	
Options on futures contracts	274,978
Total	$ 309,107,745

The Company assesses the levels of the inputs used to measure fair value at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2 and 3 during the year.

Substantially all of the Company's other assets and liabilities are also considered financial instruments and are short-term or replaceable on demand; therefore, their carrying amounts approximate their fair values.

Note 5. Related-Party Transactions

An entity affiliated by common ownership (the "Affiliate") provides certain management services, such as occupancy, technology, compensation, discretionary bonuses and other administrative services for the Company. As of December 31, 2015, the outstanding balance for shared expenses due to the Affiliate was $10,999,078 and is presented as payable to affiliate on the statement of financial condition.

Certain exchange memberships owned by the Affiliate and the Member, having an aggregate fair value at December 31, 2015 of $77,700, are registered for and assigned to the Company in order to provide exchange memberships and other privileges.

Note 6. Derivative Instruments

Disclosure is presented to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect the Company's financial position, results of operations, and cash flows.

The Company's derivative activities are limited to the trading of equity options, futures and options on futures contracts. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the net trading gains and losses associated with these derivatives is recorded in the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting purposes.

At December 31, 2015, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition

	Assets at Fair Value	Liabilities at Fair Value	Net
Futures contracts (included in receivables from clearing broker):			
Equity index	$ 837,500	$ (322,932)	$ 514,568
Options on futures contracts (included in derivative financial instruments, at fair value):			
Equity index	$ 16,524,028	$ (274,978)	$ 16,249,050
Equity options (included in securities owned and sold, not yet purchased, respectively):			
Equity index	$ 68,830,488	$ (107,885,652)	$ (39,055,164)

For the year ended December 31, 2015, the number of derivative contracts bought and sold was approximately 23 million.

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with U.S. GAAP or subject to an enforceable master netting arrangement or similar agreement. The objective of the disclosure is to enable the financial statement users to evaluate the effect or potential effect of netting arrangements on the Company's financial position.

Note 6. Derivative Instruments (Continued)

As of December 31, 2015, the Company holds derivative instruments that are eligible for offset in the statement of financial condition. A right of offset exists when the amounts owed by the Company to another party are determinable, the Company has the right to offset the amounts owed with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable by law.

The following table provides disclosure regarding the potential effect of offsetting of derivative liabilities presented in the statement of financial condition. There are no derivative assets that are eligible for offset.

				Gross Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets Presented in the Statement of Financial Condition	Financial Instruments	Collateral Pledged	Net Amount
Assets						
Futures contracts	$ 837,500	$ (322,932)	$ 514,568	$ -	$ -	$ 514,568

The gross amounts of derivative assets presented in the preceding table are included in the receivables from clearing broker reported in the statement of financial condition.

Note 7. Indemnifications

In the normal course of the business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note 8. Off-Balance-Sheet Risk

In connection with its trading activities, the Company enters into transactions involving derivative financial instruments, primarily exchange traded futures and options contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options contracts provide the Company with the opportunity or the obligation to deliver or take delivery of specified financial instruments at a contracted price. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between the financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded derivative financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: The Company clears all of its trades through GSEC and enters into transactions with other financial institutions. Cash and financial instruments on deposit with GSEC collateralize short positions and amounts due, and serve to satisfy margin requirements. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of these counterparties.

The Company places its cash with financial institutions and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company monitors such credit risks and has not experienced any losses related to such risks.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price, and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Note 9. Guarantees

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event related to an asset, liability or equity security of a guaranteed party. Guarantees are also defined as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts include written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

As of December 31, 2015, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions may be liquidated or expire without being exercised by the holder. In addition, maximum payout amounts are frequently decreased by offsetting positions taken by the Company as part of its hedging activities. The fair values of written option contracts as of December 31, 2015, are included as liabilities in derivative financial instruments and in securities sold, not yet purchased on the statement of financial condition.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $10,794,774 which was $9,952,728 in excess of its required net capital of $842,046. The Company's net capital ratio was 1.17 to 1. The net capital rule may effectively restrict distributions to the Member.

Note 11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none.